                    FIRST SUPPLEMENT DATED JUNE 28, 2000 TO
                 OFFER TO PURCHASE FOR CASH DATED MAY 31, 2000
                        CASTLE ACQUISITION COMPANY, INC.
                     An Indirect Wholly-Owned Subsidiary of
                            FLEXI-VAN LEASING, INC.
                   Has Amended its Offer to Purchase for Cash
    and is Now Offering to Purchase Each Outstanding Share of Common Stock,
                                       of
                              CASTLE & COOKE, INC.
                                       at
                          $19.25 net Per Share in Cash
--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 6, 2000, UNLESS THE OFFER IS EXTENDED.

    THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED GREY LETTER OF TRANSMITTAL AS DEFINED HEREIN CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The following information amends and supplements the Offer to Purchase for Cash dated May 31, 2000 (the "Original Offer") of Castle Acquisition
Company, Inc., a Hawaii Corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), which is 100% owned by David H. Murdock, pursuant to which Purchaser offered to purchase all of the outstanding shares of common stock, having no par value (the "Shares") of Castle & Cooke, Inc., a Hawaii corporation (the "Company"), at a price of $18.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. This First Supplement, dated June 28, 2000, to the Original Offer (the "Supplement") provides information with respect to an increase in the Offer Price from $18.50 per Share to $19.25 per Share, and certain other additional information.

                            ------------------------

                                   IMPORTANT

    This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement and the revised GREY Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the original BLUE Letter of Transmittal remain applicable in all respects to this Supplement. Terms used but not defined in this Supplement have the meanings set forth in the Original Offer.

    Any shareholder desiring to tender all or any portion of his shares should either (1) complete and sign the original BLUE or the revised GREY Letter of Transmittal or a facsimile thereof in accordance with the instructions in the revised GREY Letter of Transmittal, have his signature thereon guaranteed if required by Instruction 1 of either Letter of Transmittal and mail or deliver either Letter of Transmittal or such facsimile with his certificates evidencing his Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in PROCEDURE FOR TENDERING SHARES of the Original Offer, or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him.

    Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

    A shareholder who wants to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in PROCEDURE FOR TENDERING SHARES of the Original Offer.

    Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc. (the "Information Agent") or Deutsche Bank Securities Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth below and on the back cover of this Supplement. Additional copies of this Supplement, the revised GREY Letter of Transmittal, the revised Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                      THE DEALER MANAGER FOR THE OFFER IS:

                           Deutsche Banc Alex. Brown

                         Deutsche Bank Securities Inc.
                        130 Liberty Street, 33(rd) Floor
                            New York, New York 10006
                         (212) 250-6000 (Call Collect)

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]
                         17 State Street, 10(th) Floor
                           New York, New York, 10004
                        Banks and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll-Free:
                                 (800) 223-2064

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Introduction................................................       1

Tendering Shares............................................       1

Summary of the Supplement to the Offer......................       2

Background of the Revised Offer.............................       3

Fairness of the Transaction.................................       4

Source and Amount of Funds..................................       6

The Merger Agreement; Conditions to the Offer...............       6

Miscellaneous...............................................       7

                                  INTRODUCTION

    On June 22, 2000, Purchaser and Parent amended the Original Offer to increase the Offer Price and the Merger Consideration from $18.50 per Share to $19.25 per Share as contemplated by the terms of a proposed settlement of eight class action lawsuits filed against the Company, FLX, and Mr. David H. Murdock, among other parties, relating to the Original Offer and the Merger. On June 28, 2000, Purchaser and Parent further amended the Original Offer to increase the Minimum Condition (the number of shares which must be tendered before Purchaser is obliged to purchase tendered shares) from 50% to 75% of the Shares Purchaser and its affiliates do not presently own. The Original Offer, as revised by this Supplement, is referred to herein as the "Revised Offer." The increase in the Offer Price and the Merger Consideration is reflected in the Amendment to the Agreement and Plan of Merger, dated as of June 27, 2000, among Parent, Purchaser, FLX and the Company (the "Amendment").

                                TENDERING SHARES

    Any shareholder desiring to tender all or any portion of his shares should either (1) complete and sign the original BLUE or the revised GREY Letter of Transmittal or a facsimile thereof in accordance with the instructions in the revised GREY Letter of Transmittal, have his signature thereon guaranteed if required by Instruction 1 of either Letter of Transmittal and mail or deliver either Letter of Transmittal or such facsimile with his certificates evidencing his Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in PROCEDURE FOR TENDERING SHARES of the Offer to Purchase, or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him.

    Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

    A shareholder who wants to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Revised Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in PROCEDURE FOR TENDERING SHARES of the Original Offer.

    SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE ORIGINAL OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE REVISED OFFER AND RECEIVE THE INCREASED OFFER PRICE. SHAREHOLDERS WHO HAVE TENDERED SHARES PURSUANT TO THE GUARANTEED DELIVERY PROCEDURE BUT HAVE NOT COMPLETED THE REQUIRED STEPS STILL NEED TO DO SO. SEE PROCEDURES FOR TENDERING SHARES IN THE ORIGINAL OFFER.

                 I.  SUMMARY OF THE REVISED TERMS OF THE OFFER

    Castle Acquisition Company, Inc. is offering to purchase all of the outstanding common stock of Castle & Cooke, Inc. for $19.25 net per share in cash. The following are some of the questions you, as a shareholder of Castle & Cooke, Inc., may have regarding the Revised Offer and answers to those questions. We urge you to carefully read this Supplement in its entirety in connection with the terms of the Original Offer, and the accompanying revised GREY Letter of Transmittal because the information in this summary is not complete and additional important information is contained in both the remainder of this Supplement, in the Original Offer, and in the revised GREY Letter of Transmittal.

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT?

    We are offering to pay $19.25 per share in cash, less any required withholding taxes, and without the payment of interest. The other payment terms remain the same as stated in the Original Offer. You are encouraged to read the Original Offer in its entirety. See INTRODUCTION, above.

WHY HAS THE PRICE CHANGED FROM THE PRICE SHOWN IN THE ORIGINAL OFFER

    Eight purported class action lawsuits were filed against Castle &
Cooke, Inc., Mr. David H. Murdock, and related parties, based upon the proposed transactions described in the Original Offer. See CERTAIN LEGAL MATTERS in the Original Offer. Since the Original Offer was filed, the parties have reached a tentative settlement with the plaintiffs. One of the terms of the settlement was a price increase from $18.50 to $19.25. See BACKGROUND OF THE REVISED OFFER, below.

HAS THE COMPANY APPROVED THIS REVISED OFFER?

    The higher offer price and the other terms of the Revised Offer described in this Supplement have been approved by the Board of Directors of Castle &
Cooke, Inc. and its Special Committee of disinterested directors. See BACKGROUND OF THE REVISED OFFER, below.

WILL THE PURCHASERS BE ABLE TO FINANCE THE HIGHER PURCHASE PRICE?

    Castle Acquisition Company, Inc. has received commitments for both a bridge loan and a permanent financing arrangement which will provide sufficient funding to pay the increased offer price to shareholders who tender their shares, and whose shares are accepted in the Revised Offer, as well as all of the fees and expenses incurred in connection with the Revised Offer. See SOURCE AND AMOUNT OF FUNDS, below.

WHAT ARE THE ADDITIONAL CONDITIONS TO YOUR COMPLETING THE TENDER OFFER?

    We are not required to complete the tender offer unless (1) the number of tendered shares represents more than 75% of the outstanding shares of common stock which we, or our affiliates, do not already own; and (2) the other conditions described in the Original Offer are satisfied. See CONDITIONS TO THE OFFER in the Original Offer. Based on the number of shares outstanding as of May 19, 2000, the number of shares not owned by us that must be validly tendered and not withdrawn in order to meet the first conditions is 9,418,893. In addition to the conditions described in the Original Offer, we are not required to accept for payment, or pay for, any shares tendered in the Revised Offer if the parties to the litigation have not signed a settlement stipulation, or if such stipulation has not been submitted to a court for approval and approved on a preliminary basis. In that case, we will extend the Revised Offer (but not to a date beyond August 15, 2000) to permit the execution, submission, and preliminary approval of a settlement stipulation, unless we otherwise have the right to terminate the Revised Offer. See THE MERGER AGREEMENT; CONDITIONS TO THE REVISED OFFER, below.

IS THE REVISED OFFER CHANGING THE TIME I HAVE TO TENDER MY SHARES?

    We are not extending the Original Offer by filing this Supplement, or otherwise changing the length of time the Original Offer will remain open. You therefore have the same amount of time to tender your shares under the Revised Offer as you did under the terms of the Original Offer. Therefore, under the terms of the Revised Offer, you have at least until 12:00 midnight, New York City time, on July 6, 2000, or such longer period as required by law, to decide whether you would like to tender your shares in the Revised Offer. See MISCELLANEOUS, below.

WHAT WILL HAPPEN IF THE NUMBER OF SHARES TENDERED IS LESS THAN SEVENTY-FIVE PERCENT OF THE SHARES YOU DO NOT ALREADY OWN?

We have the right to extend the offer so this condition can be met or to waive this condition (after consulting with the Company's Special Committee of independent directors) or depending on the circumstances, to abandon the offer. We will determine what to do once we know what shares are tendered and by whom.

WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

    Following the initial acceptance of the shares, we will grant a subsequent offering period of five days pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended. See MISCELLANEOUS, below.

WHAT IF I HAVE ALREADY TENDERED MY SHARES?

    If you have previously validly tendered your shares in the Original Offer and have not withdrawn them, you do not need to take any further action. See TENDERING SHARES, above. If you have previously tendered your shares pursuant to the guaranteed delivery procedure and have not yet completed the required steps, you will need to complete those steps. See PROCEDURE FOR TENDERING SHARES in the Original Offer.

HOW CAN I GET FURTHER INFORMATION?

    You can call Georgeson Shareholder Communications Inc., at (800) 223-2064 (toll free). Georgeson Shareholder Communications Inc. is continuing to act as the Information Agent for our tender offer.

                      II.  BACKGROUND TO THE REVISED OFFER

    On May 31, 2000, Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc. ("Parent"), a Delaware corporation and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), which is 100% owned by David H. Murdock, commenced an offer to purchase all outstanding shares of common stock, without par value (the "Shares"), of Castle & Cooke, Inc., a Hawaii corporation (the "Company"), at a price of $18.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000 (the "Original Offer"). The Original Offer was intended to permit Purchaser to acquire all of the outstanding Shares not already owned by Purchaser or its affiliates, including FLX, thereby causing the Company to become a wholly-owned indirect subsidiary of FLX. The Original Offer also contemplated that Purchaser would be merged with and into the Company pursuant to the Agreement and Plan of Merger, dated as of May 19, 2000, by and among FLX, Purchaser, Parent, and the Company (the "Merger"; the "Merger Agreement").

    The Original Offer described several class actions filed by shareholders of the Company against FLX, Mr. Murdock, the Company, and other related parties in connection with the matters contemplated by the Original Offer (the "Pending Actions"), including the Merger. The parties have recently reached a tentative settlement with respect to the Pending Actions, and have negotiated a settlement stipulation (the "Stipulation of Settlement"), which describes the terms of the tentative settlement (the "Settlement"). The Settlement provides for a new offer price per share of $19.25 (the "Revised Offer Price"), which represents a 59% premium over the closing market price of the Shares on March 29, 2000, the last full trading day prior to the initial public announcement of the proposal by FLX to acquire the Company (the "Proposal"), and a 13% premium over the $17.00 per share price presented in the Proposal. The Settlement terms also include
(i) dismissal of all Pending Actions, (ii) release of all claims which the proposed class of plaintiffs in the Pending Actions (the "Plaintiffs") would have against FLX and its affiliates, the Company, their advisors, and the officers and directors of the Company (including Mr. Murdock) and all their affiliates, (iii) the release by FLX and the Company of all claims against the Plaintiffs and their advisors and
(iv) an acknowledgment that Purchaser will increase the minimum number of Shares that must be tendered before Parent and Purchaser are required to complete the Revised Offer (the "Minimum Condition") from a simple majority to more than 75% of the Shares held by shareholders not affiliated with Purchaser. Purchaser believes that the Minimum Condition will be satisfied if 9,418,893 shares held by shareholders unaffiliated with Purchaser are validly tendered and not withdrawn. FLX and the Company will agree not to oppose the application for legal fees and costs submitted by Plaintiffs' counsel, provided such fees do not exceed $5,000,000 in the aggregate.

    The Settlement is not yet final and remains subject to, preliminary court approval and final court approval after notice to the class. The Settlement provides that the Revised Offer and Merger can be completed before the Settlement becomes final. It is expected that the Settlement will be submitted for preliminary approval on July 5, 2000. The Special Committee of independent directors (the "Special Committee") and the Board of Directors of the Company (the "Company Board") have approved the Settlement in principle.

    On June 27, 2000, the parties to the Merger Agreement entered into the Amendment to Agreement and Plan of Merger set forth in Exhibit A hereto.

                       III.  FAIRNESS OF THE TRANSACTION

    Mr. Murdock, Parent, FLX, and the Purchaser (collectively, the "Offerors") continue to believe that the terms and conditions of the Original Offer were substantively and procedurally fair to the Company and to its shareholders, including shareholders unaffiliated with any of the Offerors, and believe that the terms and conditions of the Revised Offer and Merger are substantively and procedurally fair to the Company and to its shareholders, including shareholders unaffiliated with the Offerors. They base this belief on the same factors that were discussed in the Original Offer, including, but not limited to, the following:

    SUBSTANTIVE FACTORS

    - CURRENT AND HISTORICAL MARKET PRICES. Shareholders who accept the Revised Offer will sell their Shares for cash at a price presenting a premium of approximately 59% over the closing market price of the Shares on March 29, 2000. This will provide a source of liquidity not otherwise available, and will eliminate the shareholders' exposure to fluctuations in market value of the Shares. In addition, the cash received in the Revised Offer will allow shareholders to pursue other investment alternatives. An investment in the Company on December 27, 1995 (the first day it traded as a public company) would have yielded a negative return or loss of 29% as of December 31, 1999. An investment during the same time period in the S&P 500 or NASDAQ would have yielded a positive return or gain of 155% or 293%, respectively.

    - GOING CONCERN VALUE. The Offerors considered the Company's "going concern" value as a public company in the absence of an offer to acquire the Company and determined that the Original Offer was at a significant premium to the likely near term trading range of the Company's stock based on the Company's near term prospects. In connection with its consideration of this matter, the Offerors reviewed a segment valuation analysis, assuming the Company remained public, provided by Deutsche Bank, financial advisor to Mr. Murdock and FLX. A summary of this analysis is given in the Original Offer. This analysis showed a per share value range of $7.64 to $4.27, implying a discount of 36.7% to 64.6% to the Company's stock price before the announcement of the Proposal.

    - PRICES PAID IN PREVIOUS PURCHASES. This was not considered a material factor by the Offerors since they have not conducted any prior stock purchases of the common stock of the Company within the past two years.

    - GOING PRIVATE TRANSACTION PREMIA ANALYSIS. As more fully described in the Original Offer, Deutsche Bank provided an analysis regarding transaction premia experienced in certain "going private" transactions. Deutsche Bank's analysis showed that the premium implied by a $17.00 per share offer exceeded the median premia for the selected "going private" transactions.

    - LIQUIDATION VALUE. The Offerors considered liquidation of the Company but rejected it as an alternative because of the length of time, transaction costs, and uncertainty involved.

    - NET BOOK VALUE. Net book value was not a significant factor considered by the Offerors in formulating the Original Offer and the Revised Offer and, like liquidation value, was accorded little or no weight due to the impracticality and uncertainty of realizing upon it and the fact that (i) book value has not been reflected in the Company's historical stock market prices and (ii) book value does not relate to the estimated fair values of the underlying business segments. Subsequent to the Original Offer, the Plaintiffs focused extensively on book value or net asset value per share, and there has been public commentary by analysts about such values. The Offerors continue to believe that net book value per share is not the appropriate basis to value the Shares and believe the historical market prices for the Shares, as well as the analysis conducted by Mr. Murdock's and FLX's financial advisor, Deutsche Bank, and the separate analysis conducted by the Special Committee's financial advisor, Bear Stearns, support their view.

    - FAIRNESS OPINION OF BEAR STEARNS. Bear Stearns financial advisor to the Special Committee, delivered its opinion to the Special Committee to the effect that the consideration in the Original Offer was fair, from a financial point of view, to the Company's shareholders other than the Offerors.

    - FIRM OFFERS BY UNAFFILIATED PERSONS. The Offerors did not consider this as a factor since they were not aware of any firm offers from unaffiliated persons within the two years prior to the date of this Supplement.

    IN CONSIDERING THE FINANCIAL ANALYSES PROVIDED BY DEUTSCHE BANK, THE OFFERORS NOTED THAT DEUTSCHE BANK HAS NOT ACTED AS FINANCIAL ADVISOR TO THE COMPANY, THE COMPANY BOARD, OR THE SPECIAL COMMITTEE. DEUTSCHE BANK WAS NOT REQUESTED TO, AND DID NOT, RENDER AN OPINION WITH RESPECT TO THE FAIRNESS OF THE TRANSACTION OR THE CONSIDERATION TO BE PAID IN THE ORIGINAL OFFER AND MERGER, OR AS TO VALUATION OR OTHERWISE. DEUTSCHE BANK CAUTIONED THE OFFERORS THAT ITS ANALYSES DO NOT CONSTITUTE A RECOMMENDATION TO THE COMPANY OR ITS SHAREHOLDERS AS TO THE TRANSACTION, AS TO WHETHER SHAREHOLDERS SHOULD TENDER THEIR SHARES OR AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE TRANSACTION, AND SHOULD NOT BE RELIED UPON AS A BASIS FOR ANY INVESTMENT DECISION.

    In deciding to increase the Offer Price, the Offerors considered these matters again and noted the absence of any competing proposals for an acquisition of the Company or its assets since the Original Offer was announced. They continue to believe the terms and conditions of the Original Offer, the Revised Offer, and the Merger are fair to the shareholders of the Company not affiliated with the Offerors.

    PROCEDURAL FACTORS

    - APPROVAL OF SECURITY HOLDERS. The terms of the Revised Offer explicitly require that the Minimum Condition must be satisfied prior to the expiration of the Revised Offer. The Revised Offer also provides that the Minimum Condition may be waived by the Offerors, but not without consulting with the Special Committee. In addition, the Offerors cannot waive the Minimum Condition if they would hold less than a majority of the outstanding shares following the acceptance of the Shares, without the express written consent of the Company.

    - UNAFFILIATED REPRESENTATIVE. The Offerors believe that there was no need to retain any additional unaffiliated representatives to act on behalf of the shareholders (other than the Offerors), since the unaffiliated status of the members of the Special Committee and the retention by the Special Committee of its own independent legal counsel and financial advisor permitted the Special Committee to effectively represent the interests of such shareholders.

    - APPROVAL OF DIRECTORS. The Original Offer, the Revised Offer, the Merger and the Amendment were approved by a majority of the members of the Company Board who were not affiliated with any of the Offerors, as well as by the entire Company Board. In addition, the Special Committee, which consisted of independent directors appointed to represent the interests of the Company's shareholders, other than Offerors, and which was represented by its own independent legal counsel and advised by its own financial advisor, unanimously determined that the terms of the Original Offer and Merger are fair to the shareholders, other than to the Offerors, and recommended to the Company Board that the Original Offer and Merger be approved.

                        IV.  SOURCE AND AMOUNT OF FUNDS

    After considering the Revised Offer Price, the total amount of funds required to consummate the Revised Offer, assuming all Shares are tendered and including estimated fees and expenses, is approximately $248 million. Parent will obtain 4,501,310 Shares and $25 million from FLX, and will obtain the rest of the necessary funds through outside financing sources.

    Parent has obtained a commitment from Bankers Trust Company ("BTC") for a bridge loan facility of up to $235 million (the "Bridge Loan"), which will provide funds to pay the Revised Offer Price to all shareholders who tender Shares, as well as a commitment from BTC for permanent financing in an amount up to $300 million (the "Permanent Loan"). The obligations of BTC to provide the Bridge Loan and the Permanent Loan are subject to certain conditions including
(i) the execution by Parent and its affiliates of financing documents evidencing the Bridge Loan and the Permanent Loan, in forms acceptable to BTC (collectively, the "Loan Documents") and (ii) the execution of the Stipulation of Settlement, and preliminary court approval of the Settlement (but not final approval) after notice to class members. There are no alternative financing plans other than the Bridge Loan and the Permanent Loan.

    It is expected that the Loan Documents will be completed in the ordinary course while the Revised Offer is outstanding and signed on or before the date funds are needed.

               V.  THE MERGER AGREEMENT; CONDITIONS TO THE OFFER

    In connection with the Settlement, FLX, Parent, Purchaser and the Company executed the Amendment to Agreement and Plan of Merger set forth in Exhibit A hereto which provided for the following, in addition to the Revised Offer Price:

    -- An increase in the Minimum Condition from a simple majority of the Shares held by security holders not affiliated with the Offerors to more than 75% of such Shares;

    -- Allowing certain persons who hold employee stock options to purchase common stock of the Company (the "Optionholders") to elect to receive payment for options cancelled in the Merger through the Company's Deferred Compensation Plan, rather than receiving a cash payment at the time of the Merger, as contemplated by the original terms of the Merger Agreement;

    -- Giving Parent and Purchaser the right not to accept tendered shares if the Stipulation of Settlement is not executed, submitted to a court for approval, and approved on a preliminary basis by such court prior to the scheduled expiration date of the Revised Offer; and

    -- Requiring Parent and Purchaser to extend the Revised Offer (but not beyond August 15, 2000) if the Stipulation of Settlement has not been executed, submitted to a court for approval and approved on a preliminary basis, in order to permit such execution, submission, and approval.

    The portion of the Amendment referring to the Company's Deferred Compensation Plan is designed to avoid any restrictions, under the Merger Agreement, on the rights of a Company executive to defer amounts payable upon the cancellation of options. This plan, approved by the Company's Compensation and Benefits Committee, is an unfunded deferred compensation plan for executive officers and certain other highly compensated executives selected by the Committee, pursuant to which certain cash compensation may be deferred at the election of the participant. Participants may elect to defer base salary and bonuses and (except for Mr. Murdock) defer any cash payable to them pursuant to
Section 3.2 of the Merger Agreement (i.e., cash payable in respect of unexercised options at the time of the Merger). Amounts deferred are indexed under the plan to various investment alternatives, all of which are unrelated to the Company, for purposes of determining actual payout amounts as of applicable deferred payment dates.

                               VI.  MISCELLANEOUS

    Unless a term of the Original Offer is discussed in this Supplement, such term or condition remains the same as described in the Original Offer. Therefore, shareholders of the Company should read the Original Offer in its entirety, as this Supplement only addresses the conditions that have changed and the Original Offer contains important information necessary for shareholders of the Company to tender their Shares.

    Following the initial acceptance of Shares, Purchaser will grant a supplemental offering period of five days pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended.

    This Supplement is not an extension of the Original Offer. The Revised Offer will remain open until midnight, New York City time, on July 6, 2000, or such later date as required by law.

    Facsimile copies of both the revised GREY and original BLUE Letters of Transmittal, properly completed and duly executed, will be accepted. Any Letter of Transmittal, certificates for Shares and other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:

                         EquiServe Trust Company, N.A.

           BY MAIL:                   BY OVERNIGHT COURIER                   BY HAND:

 EquiServe Trust Company, N.A.    EquiServe Trust Company, N.A.   Securities Transfer & Reporting
    Attn: Corporate Actions          Attn: Corporate Actions              Services, Inc.
        P. O. Box 8029                  150 Royall Street          c/o EquiServe Trust Company,
     Boston, MA 02266-8029              Canton, MA 02021                       N.A.
                                                                    100 William Street/Galleria
                                                                        New York, NY 10038

                                   BY FACSIMILE TRANSMISSIONS
                                   (FOR ELIGIBLE INSTITUTIONS
                                      ONLY) (781) 575-2232
                                      CONFIRM BY TELEPHONE:
                                         (800) 733-5001

    Any questions or requests for assistance or additional copies of this Supplement, the Original Offer, the Letters of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                      The Dealer Manager for the Offer is:

                           Deutsche Banc Alex. Brown

                         Deutsche Bank Securities Inc.
                        130 Liberty Street, 33(rd) Floor
                            New York, New York 10006
                         (212) 250-6000 (Call Collect)

                    The Information Agent for the Offer is:

                                     [LOGO]
                         17 State Street, 10(th) Floor
                           New York, New York, 10004
                        Banks and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll-Free:
                                 (800) 223-2064

    EXCEPT AS MODIFIED BY THIS SUPPLEMENT, THE TERMS AND CONDITIONS SET FORTH IN THE ORIGINAL OFFER REMAIN APPLICABLE IN ALL RESPECTS TO THE REVISED OFFER AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL OFFER AND THE REVISED GREY LETTER OF TRANSMITTAL.

                                                                       EXHIBIT A

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

    This Amendment (the "Amendment") to the Agreement and Plan of Merger dated as of May 19, 2000 by and among Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), Castle & Cooke Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of FLX ("Buyer"), and Castle Acquisition Company, Inc., a Hawaii corporation and wholly-owned subsidiary of Buyer ("MergerCo"), on the one hand, and Castle and Cooke, Inc., a Hawaii corporation ("Castle"), on the other hand (the "Merger Agreement"), is entered into as of the 27th day of June, 2000, by and among FLX, Buyer, MergerCo and Castle.

    WHEREAS, the parties to this Amendment have previously entered into the Merger Agreement, which provided for certain transactions, including the commencement by Buyer and MergerCo of an offer to purchase all of the outstanding shares of common stock, having no par value, of Castle (the "Offer"), and following the consummation of the Offer, the merger of MergerCo with and into Castle (the "Merger"), with Castle becoming a wholly-owned indirect subsidiary of FLX, subject to the terms and conditions set forth in the Merger Agreement; and

    WHEREAS, each of Castle, the directors of Castle, FLX and David H. Murdock, the sole shareholder of FLX and Chairman of Castle, have been named as defendants in eight purported class actions in connection with the transactions contemplated by the Merger Agreement and the Offer (the "Pending Actions"); and

    WHEREAS, counsel to Castle and FLX, FLX, Castle, and the representatives of the plaintiffs in the Pending Actions have reached an agreement in principle, providing for, among other things, the settlement of the Pending Actions and, in connection therewith, an increase in the consideration payable in the Offer and the Merger, and appropriate amendments to the Merger Agreement and other documents prepared in connection with the Offer; and

    WHEREAS, Section 1.1.1(d) of the Merger Agreement provides that the consent of Castle and the Special Committee is required to impose additional conditions on the Offer, which consent has been obtained, and Section 9.3 of the Merger Agreement provides that the Merger Agreement may be amended or supplemented pursuant to a writing executed by the parties; and

    WHEREAS, FLX, Buyer and MergerCo desire to amend the terms of the Offer, and FLX, Buyer, MergerCo and Castle desire to amend the corresponding provisions of the Merger Agreement and in order to reflect the changed circumstances of the
Offer:

    THEREFORE, in consideration of the execution of the Merger Agreement and this Amendment, and the mutual premises and covenants contained therein and herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. All capitalized terms not otherwise defined shall have the meaning set forth in the Merger Agreement.

2. Section 1.1.1(b)(i) of the Merger Agreement is hereby amended by deleting "more than 50%," and replacing it with "more than 75%," with respect to defining the Minimum Condition.

3. Section 3.1(c)(iii) of the Merger Agreement is hereby amended by deleting the reference to the $18.50 Merger Consideration, and replacing such reference with $19.25.

4. Section 3.2(a) of the Merger Agreement is hereby amended and restated in its entirety, as follows:

    "STOCK OPTIONS AND RIGHTS.

        (a) STOCK OPTIONS AND RIGHTS. As soon as practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering the applicable plan) shall adopt such resolutions or take such other actions as may be required to effect or confirm the following:

           (i) all outstanding stock options to purchase shares of Company Common Stock except those options held by David H. Murdock, which shall be canceled ("Company Stock Options"), granted under Company's 1995 Stock Option and Award Plan, as amended (the "Stock Option Plan") shall, as of the Effective Time of the Merger, vest as a consequence of the Merger and shall be canceled upon the Effective Time of the Merger in exchange for the right to the payment in cash from Company upon the Effective Time of the Merger in an amount equal to the product of (1) the total number of shares of Company Common Stock subject to such Company Stock Options, multiplied by (2) the excess of the Merger Consideration over the respective exercise prices per share of Company Common Stock subject to such Company Stock Options, such amount to be paid promptly after the Merger, subject to any applicable payroll or withholding taxes, and any deferral elections under the Company's Deferred Compensation Plan;

           (ii) all outstanding rights and Stock Units with respect to Common Stock of the Company under the Deferred Stock Compensation Plan for Non-Employee Directors (as amended), as of the Effective Time of the Merger, shall as a consequence of the Merger be converted into unfunded, unsecured rights to receive payment in cash from the Company equal to the product of (1) the number of Stock Units multiplied by (2) the per share cash consideration payable in the Merger, which amount shall be payable by the Company at the time(s) contemplated by the Plan (including applicable elections thereunder), with interest at a rate equal to the applicable federal rate on deferred balances from the Effective Time of the Merger; and

          (iii) except as provided herein or as otherwise agreed to by the parties, the Stock Option Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Company or any of its Subsidiaries shall terminate as of the Effective Time of the Merger, and Company shall ensure that, following the Effective Time of the Merger, no holder of a Company Stock Option or Stock Unit nor any participant in the Stock Option Plan or other incentive compensation plan of the Company shall have any right thereunder to acquire equity securities of the Surviving Corporation or any other equity-based benefit, based on the equity of the Company following the Merger."

5. The Offer Conditions set forth on Annex I to the Merger Agreement are hereby amended as follows:

    (a) by substituting "9,418,893" for "6,278,762" in subsection (a) of Annex I; and

    (b) by adding the following after subsection (e) of Annex I:

        "If a definitive settlement agreement by and among FLX, Buyer, MergerCo, David H. Murdock, the Company, and the other parties thereto in connection with the Pending Actions (the "Settlement Agreement") (i) has not been executed, (ii) has not been submitted to a court for preliminary approval, or (iii) has not been approved on a preliminary basis by the court to which it is submitted, then Buyer and MergerCo shall not be required to accept for payment, or pay for, any shares of Company Common Stock tendered pursuant to the Offer, but shall instead extend the Offer (but not to a date beyond August 15, 2000) to permit the execution, submission and preliminary approval of the Settlement Agreement."

6. The Definitions set forth in Appendix A to the Merger Agreement are hereby amended as follows:

    (a) by adding the following immediately after the defined term "Offeror":

       "Pending Actions" shall mean the eight purported class actions brought in connection with the transactions contemplated by the Merger Agreement and the Offer against each of Castle, the directors of Castle, FLX and David
       H. Murdock.

    (b) by adding the following immediately after the defined term "Securities Act":

       "Settlement Agreement" shall mean the definitive settlement agreement in connection with the Pending Actions.

7. The rights and remedies of the parties hereto with respect to this Amendment shall be as set forth in the Merger Agreement.

8. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Facsimile signatures shall be treated as if they were originals.

                            [signature page follows]

    IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

                                                       FLEXI-VAN LEASING, INC.

                                                       By:  /s/ DAVID H. MURDOCK
                                                            -----------------------------------------
                                                            David H. Murdock

                                                       CASTLE & COOKE HOLDINGS, INC.

                                                       By:  /s/ DAVID H. MURDOCK
                                                            -----------------------------------------
                                                            David H. Murdock

                                                       CASTLE ACQUISITION COMPANY, INC.

                                                       By:  /s/ DAVID H. MURDOCK
                                                            -----------------------------------------
                                                            David H. Murdock

                                                       CASTLE & COOKE, INC.

                                                       By:  /s/ DEAN R. ESTRADA
                                                            -----------------------------------------
                                                            Dean R. Estrada

                                                       By:  /s/ MARY J. GARNETT
                                                            -----------------------------------------
                                                            Mary J. Garnett